Exhibit 99.1

NASDAQ : LKCO www.luokung.com Luokung Technology Corp. Business Demonstration A global provider of efficient, dependable spatial temporal data and location - based services

Forward - Looking Statements This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward - looking statements include any statements about the Company's business, financial condition, operating results, plans, objectives, expectations and intentions, expansion plans, integration of acquired companies and any projec - tions of earnings, revenue, or other financial items, such as the Company's projected capitation and future liquidity, and may be identified by the use of forward - looking terms such as “anticipate,” “could,” “can,” “may,” “might,” “potential,” “predict,” “should,” “estimate,” “expect,” “project,” “believe,” “plan,” “envision,” “intend,” “continue,” “target,” “seek,” “will,” “would,” and the negative of such terms, other variations on such terms or other similar or comparable words, phrases or terminology. Forward - looking statements reflect current views with respect to future events and financial performance and therefore cannot be guaranteed. Such statements are based on the current expectations and certain assumptions of the Company's management, and some or all of such expectations and assumptions may not materialize or may vary significantly from actual results. Actual results may also vary materially from forward - looking statements due to risks, uncertainties and other factors, known and unknown, including the risk factors described from time to time in the Company's reports to the U.S. Securities and Exchange Commission (the “SEC”), including without limitation the risk factors discussed in the Company's Annual Report on Form 20 - F for the year ended December 31, 2021. Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward - looking statements, you should not place undue reliance on any such forward - looking statements. Any forward - looking statements speak only as of the date of this presentation and, unless legally required, the Company does not undertake any obligation to update any forward - looking statement, as a result of new information, future events or otherwise. Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 1

A leading spatial - temporal intelligent big data services company A leading provider of · Remote sensing data processing and application services · LBS industrial application solutions · HD maps About Luokung Technology Corp. Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 2

Luokung Technology Corp.
Business Demonstration

Business Segments


01

Foundational Services

- Smart Digital Base
- Spatial-Temporal Data


02

Smart Transportation

- Autonomous Driving
- Smart Expressway
- Vehicle-Road Collaboration


03

Carbon Neutrality and Natural Resources Management

- Carbon Neutrality
- Natural Resources Asset Data Service
- Remote Sensing Data Comprehensive Solutions


04

LBS Smart Industry Services

- LBS Rural Cities Economic Services
- Geography and Culture-Oriented LBS Urban Services
- LBS Advertising Services

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3

Foundational Services Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 4

Leading Spatial - Temporal Intelligent Big Data Services The Underlying Spatial Architecture of the Digital Twin World — Smart Digital Base Digital Management Capabilitiy: world’ s leading high efficient multi - source heterogeneous data fusion services Spatial - Temporal Data: 2D/3D space, HD three - dimensional map, Regulato - ry Class A Surveying and Mapping Permission Smart Digital Base - Digital Twin - Underlying Architecture of Metaverse Foundational Services Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 5

Luokung Smart Digital Base - Digital Twin - The Underlying Architecture of the Metaverse Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 6

Luokung Technology Corp.
Business Demonstration

Foundational Services

Luokung Smart Digital Base

Luokung Smart Digital Base aims to be the core of the spatial-temporal digital twin. It supports massive multi-source heterogeneous spatial-temporal data import, fusion management, and intelligent analysis, based on which Luokung builds its modeling ability and digital intelligence and constructs a multi-industry application service platform. Luokung Smart Digital Base is a platform on which industry application platforms are built, and a base on which incubating base of application are built. In addition, the Digital Base supports a hybrid deployment of total or partial capabilities and data, including hybrid cloud, local server, public, private, and other flexible combinations of multiple deployment methods, which meets the requirement of multi-industry scene application.


Information
Event Transaction Information
Real-life Traffic Information
Trajectory
Infrared + Hyperspectral + Radar
High Resolution Remote Sensing
Video + VR + Weather data+ Video GIS
IIoT
BIM、IoT、SCADA
HD Map
3D Map + AR Real Map
Administrative Divisions
Digital Map

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7

Luokung Technology Corp.
Business Demonstration

Foundational Services

Providing Professional Spatial-Temporal Data Services for 10+ Key Industries


Internet of Vehicles
IIoT
Smart Agriculture
Autonomous Driving
Natural Resources Management
Smart Emergency Services
Internet LBS Industry Applications
Smart Industrial Park
Smart Fire-fighting
Smart Transportation
Smart Supply Chain
Smart Logistics
Smart Manufacturing
Smart Police
Carbon Neutrality Data Services
Smart Recycling
Simulation Test
Smart City
Smart Water Conservancy
Luokung Smart Digital Base

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Luokung Technology Corp.
Business Demonstration

Foundational Services

Exclusive Full-vector Non-tile Map Patent & Spatial-temporal Data Indexing Cloud Technology

Fast

With the world's leading spatial-temporal data indexing cloud technologies and full vector non-tile patent technologies, Luokung realizes world-leading data distribution and management performance, which is two orders of magnitude faster than traditional technology without data volume restrictions and features millisecond-level data query analysis and response.

- Data Collecting and Publishing: 10T 1h 1.6G data volume/1min (equivalent to 10 scenes of GF1 multispectral)
- Traditional Method: 10T Traditional processing takes days or even weeks
- Data computing cycle is shortened to hours and improved by 100+fold compared with traditional methods.

Professional

Features core patents like full vector non-tile, spatial-temporal big data index cloud, etc. (30 domestic patents & 3 international patents)

- Accurate and fast positioning of effective information and extraction, greatly reducing the amount of computation and IO resource requirements
- Solves data reading, transmission, retrieval, analysis, display bottlenecks, allows quick update, data collection, analysis, and flexible display of massive multi-source industry data based on mapping information.

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Supports the integration of Algo - rithmic models with various indus - tries, application scenarios and terminals: An open and extensible working platform that covers the entire industry landscape, providing scenario - based application layers compatible with multiple industry maps. Modularized architecture allows quick con - struction of professional - level combination applications. Land Utilization Ecological Environment Monitoring Forestry Monitoring Fire Monitoring Agriculture Monitoring Smart City Soil Erosion Monitoring Internet LBS Industry Applications Major Construction Autonomous Driving Efﬁcient Extensible By using core technologies such as non - tile and edge computing, the amount of computing and IO requirements are greatly reduced: Time - saving data processing and transfer Economic hardware investment and management. Foundational Services Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 10

Luokung Technology Corp.
Business Demonstration
Foundational Services

A Spatial-temporal Panorama

A global, cross-industry spatial-temporal panorama based on the Luokung index cloud, supporting massive multi-source data fusion.

Comprehensive

Multi-source heterogeneous data

- Support various vector data, remote sensing data, Internet of things data, electronic fence data, BIM, CIM, tilt model, video data processing

Msssive Scale

Massive data

- PB-level data, billion-level vector graphics, trillion-level trajectory points, million-level terminals

Self Reliant

Independent research and development

- Support domestic hardware platforms, including: Feiteng, Longxin, Kunpeng, etc.


Electronic Fence
Basic Maps
Satellite Remote Sensing
Internet of Things
Internet of Vehicles
Autonomous Driving and AVP
Fundamental Geographic Data
Image Data
IIoT Data
Interior Data
Business Data
LBS Data
3D Data

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Smart Transportation NASDAQ : LKCO www.luokung.com 12 Luokung Technology Corp. Business Demonstration

Smart Transportation Leading China’s Smart Transportation Development Autonomous Driving Data Services Positioning, perception and navigation Internet of Vehicles Big Data Services Road Data Information Services Vehicle - road Collaboration Including vehicle - road communication services Provider and operator of data, technologies, service ˈ products and solutions of autonomous driving, smart expressway, big data of IoV, HD maps, etc. Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 13

Luokung Technology Corp.
Business Demonstration
Smart Transportation

Autonomous Driving Solutions Based on Vehicle-road Collaboration (“V2X”)

Smart Vehicle

- L2-L4 HD Map
- EHP / HER
- Crowdsourced mapping
- Fusion localization
- Fusion perception
- Autonomous driving cloud service

Emulation

- Data service for fullscene simulation
- Data collection
- Data modeling
- Data AI annotation

Smart Road

- Road digital base
- Smart highway management
- All-weather road hazard perception
- All-weather road inclement weather perception
- All-weather road fog detection
- Intelligent highway inspection
- Road ice and snow perception
- Road video GIS services

V2X Operation Services

- Autonomous driving commercial fleet management
- Smart highway logistics operation service

Internet of Vehicle Big Data Services

- OEM data asset management
- Intelligent diagnosis of vehicle/PHM malfunction identification
- Driving behavior analysis
- Commercial vehicles big data services
- Commercial vehicle safety & economic driving services
- Vehicle dispatch and fleet operation management

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Carbon Neutrality and Natural Resources Asset Management Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 15

Carbon Neutrality and Natural Natural Resources Asset Management A Leading Service Provider of the Spatial - temporal Intelligent Big Data Carbon Neutrality Data Services Natural Resources Asset Management Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 16

Full - cycle Service Scenarios of Remote Sensing Data Upstream Midstream Downstream Commercial manufacturing and launching of remote sensing satellite & ground equipment manufacturing Data operations of commercial remote sensing Remote sensing satellite manufacturing Data services Remote sensing satellite launch Technology services Ground equipment manufacturing Software services Application ﬁelds Meteorological observation Land resources mapping Marine observation Disaster monitoring Environmental monitoring ······· Luokung Data Business Ecology Carbon Neutrality and Natural Natural Resources Asset Management Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 17

Luokung Technology Corp.
Business Demonstration

Carbon Neutrality and Natural Natural Resources Asset Management

Luokung Comprehensive Solutions

Raw Remote Sensing Data

Massive multi-source data



Remote Sensing Image Processing

Initial data processing including:

- **Clearing of clouds and fog**
- **Orthographical correction**
- **Automatic rectification**
- **Data fusion**
- **Information extraction**
- **Data inlaying**
- **Data cutting**
- **All kinds of information preprocessing**
- ...

Data Management/ Sharing/Distribution

Luokung Spatial-temporal Smart Digital Base

Frame of Scientific Computation

AI gorithms covering industries including:

- **AI algorithm**
- **Carbon sink measurement algorithm**
- **Water industry algorithm**
- **Agricultural algorithm**
- **Environmental algorithm**
- **Emergency detection algorithm**
- ...

Industry Applications

Information



Luokung provides full-cycle services including data processing, management, sharing and distribution, and scientific computation, etc., for the entire remote sensing data industrial chain, to build a spatial-temporal ecological platform for industrial applications.

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Luokung Technology Corp.
Business Demonstration
Carbon Neutrality and Natural Natural Resources Asset Management

Open and Intelligent Remote Sensing Data Cloud Services

Luokung offers online multi-source remote sensing image data services, remote sensing AI analysis, multi-industry SaaS-level applications.

An open and extensible working platform that covers the entire industry landscape, providing direct application service capabilities and third-party application interface services at various levels, including data, AI Algorithms, and smart applications. Modularized structure allows quick construction of professional-level combination applications.


Mixed Cloud Services
Micro-service architecture for a variety of cloud environments
Remote sensing monitoring and early warning of meteorological disasters
Field chief scheme system
Agricultural insurance
Forest chief scheme system
Water monitoring
Remote sensing monitoring of straw burning
Remote sensing Monitoring of forest and grassland fire
Remote sensing atmospheric monitoring
Remote sensing agricultural conditions monitoring
...
Knowledge analysis
Visualization analytics services
Remote sensing data processing
Luokung studio services
Remote sensing intelligent interpretation
...
Luokung Smart Digital Base
Industry-wide, full-scenario intelligent applications, smart digital base, and modularized self-extension service

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Internet LBS Industry Applications Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 20

Internet LBS Industry Applications 4 Pioneer in Leading China’s Smart City Services for Rural Cities Regional Economic Services for Rural Cities: Comprehensive economic operation service platform for rural cities of medium and small size Geography and Culture - Oriented LBS Urban Service : LBS interface of urban life services on the basis of national and domestic geographic cultural information interaction LBS Advertising Technology Service: Location - based marketing algorithm and advertising delivery Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 21

Smart City System Empowering Smart Life Internet LBS Industry Applications Urban Operation and Management LBS urban supply chain Local B2B transaction services Source tracing, logistics and distri - bution, urban transportation Serial products and services of smart city Smart City Services LBS with geographic and cultural information interaction LBS smart service platform for urban life Internet services LBS service platform Urban life digital twins LBS Marketing LBS advertisement marketing Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 22

Luokung Smart City Services B2B Business Model: Platform construction + platform operation engagement Platform Value - added Extension Services : City logistic management, rural regions revitalization, city local business marketing services, and travel and lifestyle services based on LBS cultural, historical, geographic marks and products Market Synergy Effects: Create market synergy effects for carbon neutrality, natural resources asset business - related products and services and smart transportation business Key Markets: Third, fourth and fifth - tier cities in China Products & Services Targeting Key Pain Points : LBS national geographic and cultural services & LBS local supply chain smart service platform (regional economic service platform) Gradually Forms Luokung's Unique Chinese Rural Smart City Management Service System and Platform Internet LBS Industry Applications Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 23

Synergetic Effect of Luokung Smart Digital Base and Three - pillar Business Sectors Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 24

Synergetic Effect of Luokung Smart Digital Base and The Three Business Pillars Carbon Neutrality and Natural Resource Asset Management Services The products and services of Luokung’s three business pillars are empowered by the advanced multi - sourced heterogeneous data interaction capability to realize fast launch and application. Feedbacks from such application augment Smart Digital Base to reach higher level of capacity, which synergically drives the enhancement of industry service capabilities and supports the establishment of industry - oriented and region - oriented Digital Twin... Autonomous Driving Smart Transportation LBS Industry Application Services Luokung Smart Digital Base Digital Engine Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 25

Data Security Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 26

Data Protection Principles As a data service provider, Luokung attaches great importance to customer data privacy and data secu - rity as the vital bottom line. Adhering to the principle of "regulatory compliance and full protection of privacy" , Luokung strives to ensure the security and compliance of data services through continuous technological innovation while protecting the data rights of clients. Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 27

Data Security Technologies Compliance and Data Privacy in Our Big Data Services Hybrid Cloud Solution Maximizes data security by supporting private deploy - ment of all customer service data in their intranet environment Dual Data Engine Service System Supports dual - engine deployment of public cloud and private cloud. Based on Luokung’s super engine index cloud service technology, we provide external data services based on public cloud and private cloud data fusion without touch - ing our customer’s private data Block - chain Technology Comprehensively enhance security levels of geographic information data during data collection, storage, calcula - tion, application and other aspects of processing Luokung Technology Corp. Business Demonstration NASDAQ : LKCO www.luokung.com 28

IR Contacts At Luokung Jay Yu, Chief Financial Officer Tel: +86 - 10 - 5327 - 4727 ir@luokung.com The Equity Group Inc. Carolyne Sohn, Vice President Tel: 415 - 568 - 2255 csohn@equityny.com Alice Zhang, Investor Relations Analyst Tel: 212 - 836 - 9610 azhang@equityny.com NASDAQ : LKCO www.luokung.com About Space About Time About AI